Exhibit 99(d)(2)

LAZARD ASSET MANAGEMENT LLC

 30 Rockefeller Plaza

New York, New York 10112

February 24, 2015

Lazard Retirement Series, Inc.

30 Rockefeller Plaza

New York, New York 10112

Re:     Letter of Agreement

Ladies and Gentlemen:

Lazard Asset Management LLC (“LAM”), intending to be legally bound, hereby confirms its agreement as follows in respect of each of the portfolios (each, a “Portfolio”) of Lazard Retirement Series, Inc. (the “Fund”) set forth on Schedule A hereto:

For the respective periods set forth on Schedule A hereto, if the aggregate direct expenses of a Portfolio, exclusive of taxes, brokerage, interest on borrowings, dividend and interest expenses on securities sold short (Lazard Retirement Fundamental Long/Short Portfolio, Lazard Retirement Enhanced Opportunities Portfolio, Lazard Retirement Master Alternatives Portfolio and Lazard Retirement Capital Allocator Opportunistic Strategies Portfolio only), fees and expenses of “Acquired Funds” (as defined in Form N-1A) and extraordinary expenses, but including the management fee stated in the Investment Management Agreement between LAM and the Fund, on behalf of the Portfolios (the “Investment Management Agreement”), exceed the percentage of the value of the Portfolio’s average daily net assets set forth opposite the Portfolio’s name on Schedule A hereto, the Fund, on behalf of the Portfolio, may deduct from the payment to be made to LAM under the Investment Management Agreement, or LAM will bear, such excess expense.

This Agreement is effective immediately. This Agreement may only be amended by agreement of the Fund and LAM to lower the net amounts shown and will terminate automatically in the event of termination of the Investment Management Agreement.

LAZARD ASSET MANAGEMENT LLC

By:
Gerald Mazzari,
Managing Director

Accepted and Agreed To:

LAZARD RETIREMENT SERIES, INC.,

on behalf of each of the Portfolios

set forth on Schedule A hereto

By:
Stephen St. Clair,
Treasurer

SCHEDULE A

Maximum Total Portfolio
Operating Expenses
(as a percentage of
average daily net assets)

Name of Portfolio	Service Shares	Investor Shares

Through May 1, 2016

Lazard Retirement Capital Allocator Opportunistic Strategies Portfolio	1.27%	1.02%
Lazard Retirement Developing Markets Equity Portfolio	1.55%	1.30%
Lazard Retirement Emerging Markets Equity Blend Portfolio	1.55%	1.30%
Lazard Retirement Emerging Markets Equity Portfolio	1.55%	1.30%
Lazard Retirement Emerging Markets Income Portfolio	1.15%	0.90%
Lazard Retirement Fundamental Long/Short Portfolio	1.95%	1.70%
Lazard Retirement Global Dynamic Multi Asset Portfolio	1.05%	0.80%
Lazard Retirement Global Listed Infrastructure Portfolio	1.55%	1.30%
Lazard Retirement International Equity Portfolio	1.10%	0.85%
Lazard Retirement International Equity Select Portfolio	1.30%	1.05%
Lazard Retirement International Small Cap Equity Portfolio	1.38%	1.13%
Lazard Retirement International Strategic Equity Portfolio	1.40%	1.15%
Lazard Retirement US Equity Concentrated Portfolio	1.20%	0.95%
Lazard Retirement US Small-Mid Cap Equity Portfolio	1.25%	1.00%
Lazard Retirement US Strategic Equity Portfolio	1.00%	0.75%

Through December 31, 2016

Lazard Retirement Enhanced Opportunities Portfolio	1.95%	1.70%
Lazard Retirement Global Strategic Equity Portfolio	1.35%	1.10%
Lazard Retirement International Equity Concentrated Portfolio	1.30%	1.05%
Lazard Retirement Master Alternatives Portfolio	1.95%	1.70%
Lazard Retirement US Small Cap Equity Growth Portfolio	1.35%	1.10%